September 30, 2005

via U.S. mail

James R. Lavelle
Chief Executive Officer
Cotelligent, Inc.
655 Montgomery Street
Suite 1000
San Francisco, California 94111

Re:	Cotelligent, Inc.
	Registration Statement on Form S-1
	Filed September 7, 2005
	File No. 333-128161

	Post Effective Amendment No. 1 on Form S-3 to Form S-4
	Filed June 25, 2004
	File No. 333-111550

      Form 10-K for fiscal year ended December 31, 2004, as amended
      Forms 10-Q for the fiscal period ending March 31 and June
30,
2005, as amended
      File No. 0-27412

Dear Mr. Lavelle:

	We have limited our review of the above filings to the issues addressed in the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that on May 10, 2005, you responded to a staff comment letter regarding a post-effective amendment on Form S-3 to Form S-4 , file no. 333-111550, sent to you by the staff on July 26, 2004.
It
appears that you intended to address the staff comments by the filing of the registration statement of Form S-1, and your post-effective amendment is therefore no longer necessary. Please tell us the action you propose to take with respect to the pending post-effective amendment.
2. You also indicated in your May 10, 2005 letter that you addressed comments 5 and 6 of the staff`s July 26, 2004 letter pursuant to a letter to the SEC dated August 2, 2004. Please file the August 2 letter electronically on EDGAR.

Form S-1
3. We note that pursuant to your registration statement on Form S-
4,
file no. 333-111550, declared effective on February 13, 2004, you registered 5,339,806 shares of common stock issuable upon exercise of warrants as well as the warrants themselves in conjunction with your acquisition of On-Site Media, Inc. In light of this effective registration statement, resulting in such warrants and shares being freely tradeable securities, please explain why you are registering the resale of what appear to be the same common stock and warrants.
It appears that you should file a post-effective amendment to the Form S-4, on Form S-1, with respect to the offer and sale of the shares of common stock that underlie the warrants. Please refer to
Securities Act Rule 429. Additionally, with the exception of holders of common stock and warrants who are affiliates, please explain why you are registering resales of the securities registered by the Form
S-4.
4. Please confirm your response to comment 4 of our letter dated
July
26, 2004 with respect to each of the selling shareholders listed in your Form S-1.

Forms 10-K and 10-Q
5. We note your disclosure in each of your amended Forms 10-K and 10-
Q that your "Chief Executive Officer and Chief Financial Officer concluded that the Company`s disclosure controls and procedures as of the end of the period covered by this report were designed and were functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms." Please advise in your response letter, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports that you filed or submit under the Exchange
Act is accumulated and communicated to your management including you chief executive and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-
15(e). Please also confirm that you will provide this disclosure in future filings.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Mark Kronforst, Staff Accountant, at (202)
551-
3451 or Bradshaw Skinner, Branch Chief - Accounting, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin, Staff
Attorney, at (202) 551-3444 with any questions on any other matters.
If you require further assistance, you may contact me at (202)
551-
3462 or Barbara C. Jacobs, Assistant Director at (202) 551-3730.


								Sincerely,


	Mark P. Shuman
	Branch Chief - Legal
	Office of Computers
	and Online Services

cc:	via facsimile
	Benjamin M. Alexander, Esq.
	(F) 401.434.5809








James R. Lavelle
Cotelligent, Inc.
September 30, 2005
page 1